SICHENZIA ROSS FERENCE KESNER LLP

61 Broadway – 32nd Floor

New York, NY 10006

March 28, 2017

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-36285

Attention:	Barbara C. Jacobs, Assistant Director

Re:	PolarityTE, Inc.
Registration Statement on Form S-1
Filed January 30, 2017
File No. 333-215816
Preliminary Proxy Statement on Schedule 14A
Filed February 6, 2017
File No. 000-51128

Dear Ms. Jacobs,

On behalf of PolarityTE, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter dated February 23, 2017 (the “Comment Letter”), regarding the Proxy Statement and Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment. Page and caption references in the text of this letter correspondence to pages and captions in the Registration Statement.

Form S-1 Filed on January 30, 2017

PolarityTE, Inc.

PolarityTE NV, page 31

1.	We note your response to prior comment 3 regarding the current business operations of PolarityTE NV. Please revise your response to include the description of the development of your skin regeneration business conducted by public registrant, PolarityTE, Inc., since December 1, 2016, including the creation of the laboratory and expending $1.25 million in research and development funds. Further, please add specificity as to the timing and funds necessary to bring your initial skin regeneration products through clinical trials, through regulatory approvals, and to market.

Response:

The Company has addressed the foregoing comment in the Registration Statement.

Please contact the undersigned at (212) 930-2700 with any other questions.

Sincerely,

/s/ Harvey J. Kesner
Harvey J. Kesner
Sichenzia Ross Ference Kesner LLP
cc: John Stetson, CFO